EXHIBIT 77

                            OLIMPIA SPA PRESS RELEASE
                            -------------------------


              OLIMPIA SPA: THE CONTRACTS ANNOUNCED TO THE MARKET IN
                           JANUARY 2005 ARE FINALISED

The Company takes ownership of n(degree) 265.591.206 of Telecom Italia ordinary shares and n(degree) 424.130.480 bonds convertible in 200 million
                          Telecom Italiaordinary shares


Milan, 16 February 2005 - Following the finalising of the contracts signed with leading financial institutions (with underlying Telecom Italia ordinary shares and convertible bonds) and announced to the market on 23 January and 27 January, Olimpia SpA announces that it has taken ownership of n(degree) 265.591.206 of Telecom Italia ordinary shares and n(degree) 424.130.480 convertible bonds, which will soon be converted into 200 million Telecom Italia ordinary shares. The average purchase price of the above mentioned securities is Eur 3.08 per share. Such price is calculated assuming the conversion of the said convertible bonds.

Furthermore, Olimpia SpA announces that it has signed two additional forward purchase agreements of Telecom Italia ordinary shares with two leading financial institutions for the overall amount of approximately Eur 560 million. Such contracts, upon execution, will mark the completion of the scheduled plan to purchase Telecom Italia ordinary shares for which the capital increase subscribed on January, 27 was designated.